Exhibit 99.3

138 MARKET STREET • LEVEL 28 CAPITAGREEN • SINGAPORE 048946

TELEPHONE: 65.6538.3939 • FACSIMILE: 65.6536.3939

BUSINESS REGISTRATION NUMBER: 53213023E

19 May 2023

To:

Maxeon Solar Technologies, Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

Dear Sirs

Re:

MAXEON SOLAR TECHNOLOGIES, LTD. (THE “COMPANY”) – PROSPECTUS SUPPLEMENT FILED BY THE COMPANY WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) PURSUANT TO RULE 424(B) UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) IN RESPECT OF THE (I) ISSUANCE AND SALE OF UP TO 5,620,000 OF ORDINARY SHARES, NO PAR VALUE, IN THE ISSUED AND PAID-UP CAPITAL OF THE COMPANY (“ORDINARY SHARES”) BY THE COMPANY (THE “COMPANY SHARES”) AND (II) SALE OF UP TO 2,993,500 ORDINARY SHARES BY THE SELLING SHAREHOLDER (AS DEFINED HEREIN) (THE “SELLING SHAREHOLDER SHARES” AND, TOGETHER WITH THE “COMPANY SHARES,” THE “OFFERING SHARES”) PURSUANT TO THE UNDERWRITING AGREEMENT (AS DEFINED HEREIN) (THE “OFFERING”)

1.

We have acted as Singapore law advisors to the Company, a company incorporated under the laws of the Republic of Singapore, as to Singapore law in connection with the Offering. The Offering Shares are to be offered and sold by the Company and the Selling Shareholder pursuant to a prospectus supplement (the “Prospectus Supplement”) dated 17 May 2023 and filed by the Company with the Commission on 18 May 2023 that forms a part of the Company’s registration statement on Form F-3 (File No. 333-271971) that was filed by the Company with the Commission on 16 May 2023 and declared automatically effective upon filing (the “Registration Statement”).

2.	Unless otherwise provided in this opinion, capitalised terms used in this opinion shall have the meanings given to them in the Registration Statement.

3.	For the purposes of giving this opinion, we have examined and relied on the following documents:

(a)	an electronic copy (in Adobe Acrobat form) of the Registration Statement and the Prospectus Supplement;

19 May 2023

(b)

an electronic copy (in Adobe Acrobat form) of the underwriting agreement, dated 17 May 2023, among the Company, TotalEnergies Solar INTL SAS (formerly known as Total Solar INTL SAS) (the “Selling Shareholder”), and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representative of the underwriters named therein (the “Underwriting Agreement”);

(c)

an electronic copy (in Adobe Acrobat form) of the separation and distribution agreement, dated November 8, 2019 by and between the Company and Sunpower Corporation (“Sunpower”) (the “Separation and Distribution Agreement”);

(d)

an electronic copy (in Adobe Acrobat form) of the omnibus restructuring agreement, dated July 8, 2020 by and between the Company and Sunpower (the “Omnibus Restructuring Agreement”, and together with the Separation and Distribution Agreement, the “2020 Agreements” and each a “2020 Agreement”);

(e)

copies of the following documents in relation to the Company, in each case certified as being true and correct copies of the originals as at 19 May 2023 under an officer’s certificate executed by an authorised signatory of the Company dated 19 May 2023 (the “Officer’s Certificate”):

(i)	the certificate of incorporation of the Company dated 16 July 2020 issued by the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”);

(ii)	the certificate confirming incorporation upon conversion of the Company dated 15 July 2020 issued by ACRA confirming the Company’s conversion to a public company;

(iii)

the constitution of the Company adopted on 11 October 2019 and in effect on 8 July 2020 as a private company, the constitution of the Company, as adopted by the Company on 15 July 2020 and in effect on 15 July 2020 as a public company, the constitution of the Company adopted by the Company on 26 August 2020 and in effect on the date hereof (the documents referred to in paragraphs 3(e)(i), 3(e)(ii) and this 3(e)(iii) together being the “Constitutional Documents”);

(iv)	the certificate issued to the Company under Section 61(7) of the Companies Act 1967 of Singapore (the “Companies Act”) dated 16 July 2020;

(v)	the minutes dated 7 November 2019 of a meeting of the board of directors (the “Board”) of the Company;

(vi)	the written resolutions dated 7 July 2020 of the Board;

(vii)	the minutes dated 8 July 2020 of a meeting of the Board held on 8 July 2020;

(viii)	the written resolutions dated 9 July 2020 of the Board;

(ix)

the written resolutions dated 21 August 2020 of the Board (the documents referred to in paragraphs 3(e)(v) to 3(e)(viii) (inclusive), and this paragraph 3(e)(ix) together being the “2020 Board Resolutions”);

(x)	the written resolutions dated 13 May 2023 of the Board;

19 May 2023

(xi)	the written resolutions dated 13 May 2023 the audit committee of the Board;

(xii)

the minutes dated 17 May 2023 of a meeting of the pricing committee of the Board held on 17 May 2023 (the documents referred to in paragraphs, 3(e)(x), 3(e)(xi) and this 3(e)(xii) together being the “2023 Board Resolutions”, and together with the 2020 Board Resolutions, the “Board Resolutions”);

(xiii)

the minutes of the extraordinary general meeting of the Company held on 8 July 2020 pursuant to Section 179(6) of the Companies Act authorising the issuance of shares in the capital of the Company(the “2020 Share Issue Mandate”) (the “2020 Shareholder Resolution”);

(xiv)

the resolution passed at the annual general meeting of the Company held on 31 August 2022 to approve the Board to issue shares (the “2022 Share Issue Mandate”) pursuant to Section 161 of the Companies Act (the “2022 Shareholder Resolution” and together with the 2020 Shareholder Resolution, the “Shareholder Resolutions”); and

(xv)	the certificate of good standing of the Company dated 19 May 2023 issued by ACRA confirming that the Company remains in good standing;

(xvi)

a copy, pursuant to the shareholders agreement dated 26 August 2020 among the Selling Shareholder, TotalEnergies Gaz & Electricité Holdings SAS (formerly known as Total Gaz Electricité Holdings France SAS) (“TEGEH” and the Selling Shareholder, collectively referred to as “Total”), TCL Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company, and its affiliates including Zhonghuan Singapore Investment and Development Pte. Ltd. (collectively, “TZE”) and the Company, of the consent and waiver by Total and TZE as referred to in the Board Resolutions which was received by the Company on 15 May 2023;

(f)	a copy of our search on 19 May 2023, at 5.00pm (Singapore time) of the online business profile of the Company conducted with ACRA (the “ACRA Search”);

(g)	a copy of:

(i)	the civil cases, appeal cases and enforcement cases searches for 2020, 2021, 2022 and 2023 conducted on 19 May 2023, at 5.00pm (Singapore time);

(ii)	the bankruptcy searches for 2020, 2021, 2022 and 2023 conducted on 19 May 2023, at 5.00pm (Singapore time); and

(iii)	the winding up searches for 2020, 2021, 2022 and 2023 conducted on 19 May 2023, at 5.00pm (Singapore time);

(the “Litigation and Insolvency Searches”, and together with the ACRA Search, the “Searches”); and

19 May 2023

(h)	originals or copies (certified or otherwise) of such other documents as we have considered relevant to the rendering of this opinion.

4.

This opinion is being rendered to you in connection with the filing of the Prospectus Supplement. Save as expressly provided in paragraph 8 of this opinion, we express no opinion whatsoever with respect to any document described in paragraph 3 herein.

5.

This opinion is given only with respect to Singapore law in force and published at the date of this opinion as applied by the Singapore courts. We have made no investigation of, and therefore express or imply no opinion as to, the laws of any other territory or as to the application of Singapore or any other law by any other courts. To the extent that the laws of any jurisdiction other than Singapore may be relevant, we have made no independent investigation thereof and our opinion is subject to the effect of such laws. Our opinion is given only with respect to matters of law and we necessarily do not opine on matters of fact. We have made no independent investigation or undertaken any independent verification of, any matters set out in the Officer’s Certificate.

6.

This opinion is given on the basis that it is governed by and shall be construed in accordance with Singapore law as at the date of this opinion. We do not undertake any responsibility to advise you of any change to this opinion after this date. We have taken instructions solely from the Company.

7.	For the purposes of giving this opinion, we have assumed:

(a)

the genuineness of all signatures (and that each signature is that of the person so named), stamps and seals on all documents and the authenticity and completeness of all documents submitted to us as originals;

(b)	the conformity to the executed originals of all documents submitted to us in translated, certified, photostatic, electronic or faxed or copy form;

(c)

that each of the documents submitted or made available to us for examination, including the Underwriting Agreement and each of the 2020 Agreements, is true, complete and up-to-date and has not been revoked, repudiated, terminated, amended or superseded, and there are no other agreements, arrangements or understandings (whether oral or written) which would affect our analysis of such documents as stated in this opinion;

(d)	the truth, correctness and completeness of all statements, representations and warranties as to matters of fact contained in all documents listed in paragraph 3;

(e)

that each of the Constitutional Documents referred to in paragraph 3(e) above are true, accurate, complete and up-to-date as of the dates referred to in paragraph 3(e) and have not been amended, terminated, superseded or otherwise discharged and constitute the Constitution in its entirety as of such dates, and no resolution or other action has been passed or taken which could affect or amend the Constitutional Documents in the forms examined by us;

(f)

that there have been and will be no amendments to the Constitutional Documents or the laws applicable to the Company or the Offering Shares that would have the effect of rendering our opinion in paragraph 8 inaccurate;

19 May 2023

(g)	that the directors of the Company:

(i)	have been duly appointed in accordance with the provisions of the Companies Act and the constitution of the Company in force at that time;

(ii)	acted in good faith and in the best interests of the Company in approving the execution of, and entry into, the 2020 Agreements, and without intention to defraud any of the creditors of the Company;

(iii)

have acted and will act in good faith and in the best interests of the Company in approving the preparation, execution and filing of the Registration Statement and the Prospectus Supplement with the Commission, the entry into the transactions contemplated in the Prospectus Supplement, and the execution of, and entry into, the Underwriting Agreement, and without intention to defraud any of the creditors of the Company;

(iv)

each disclosed any interest which they may have had in the transactions contemplated in the 2020 Agreements in accordance with the provisions of the Companies Act and the constitution of the Company in force at that time and none of the directors of the Company had any interest in such transactions except to the extent permitted by the Companies Act and the constitution of the Company in force at that time; and

(v)

have each disclosed and will disclose any interest which they may have in the transactions contemplated in the Registration Statement, the Prospectus Supplement and the Underwriting Agreement in accordance with the provisions of the Companies Act and the constitution of the Company in force at that time and none of the directors of the Company has or will have any interest in such transactions except to the extent permitted by the Companies Act and the constitution of the Company in force at that time;

(h)	in relation to the Board Resolutions, that:

(i)

they were duly passed at properly convened Board or committee meetings of duly appointed directors of the Company, or as the case may be, duly passed in the form of circulating resolutions in writing, in accordance with the provisions of the Constitutional Documents and the Companies Act;

(ii)

the approvals conferred by the copies submitted to us for examination have not been revoked, rescinded, superseded, modified or amended in any way and, in respect of the 2020 Board Resolutions, were in full force and effect at the time of entry into the 2020 Agreements and the issuance of the Selling Shareholder Shares, and, in respect of the 2023 Board Resolutions, are in full force and effect;

(iii)

the facts on which the Board Resolutions were based were true and the decisions of the directors or committee members (as applicable) approving the applicable Board Resolutions, were taken in good faith and on reasonable grounds for believing that the transactions contemplated thereby would be most likely to promote the success of the Company for the benefit of its members as a whole; and

19 May 2023

(iv)	no other resolution or action has been taken which could affect the validity of the Board Resolutions;

(i)	in relation to the Shareholder Resolutions, that:

(i)	they were duly passed by the shareholders of the Company in accordance with its Constitutional Documents and the Companies Act;

(ii)

the approvals conferred by the copies submitted to us for examination have not been revoked, rescinded, superseded, modified or amended in any way and, in respect of the 2020 Shareholder Resolution, were in full force and effect at the time of entry into the 2020 Agreements and the issuance of the Selling Shareholder Shares, and, in respect of the 2022 Shareholder Resolutions, are in full force and effect, except as so far as the approvals conferred by the 2020 Shareholder Resolution have, following the issuance of the Selling Shareholder Shares, been superseded in respect of subsequent share issuances by the approvals conferred by the 2022 Shareholder Resolution;

(iii)	the persons signing the Shareholder Resolutions were duly authorized, and had legal capacity, to execute such Shareholder Resolutions; and

(i)	no other resolution or action has been taken which could affect the validity of the Shareholder Resolutions;

(j)	that all relevant documents have been provided to us by the officers of the Company for inspection for the purposes of this opinion;

(k)

that the information revealed by the Searches was accurate in all respects, has not since been altered or added to and did not fail to disclose any information which had been delivered for filing but did not appear on the public file at the time of the Searches;

(l)	that the persons who executed the 2020 Agreements on behalf of the Company:

(i)	were the persons authorised in the 2020 Board Resolutions;

(ii)	had full legal capacity to execute the 2020 Agreements; and

(iii)	intended the Company to be bound by the 2020 Agreements;

(m)	that the persons who executed the Underwriting Agreement on behalf of the Company:

(i)	are the persons authorised in the 2023 Board Resolutions;

(ii)	have full legal capacity to execute the Underwriting Agreement; and

(iii)	intended the Company to be bound by the Underwriting Agreement;

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(n)

the absence of fraud, bad faith, undue influence, coercion, duress, mistake or misrepresentation on the part of any party to the Underwriting Agreement or the 2020 Agreements and its respective officers, employees, agents and advisers;

(o)

that each of the parties to the Underwriting Agreement and the 2020 Agreements has been duly incorporated, established or constituted, and is validly existing and in good standing (where such concept is legally relevant) under the laws of its jurisdiction of incorporation, establishment or constitution, as the case may be, with the requisite capacity, power and authority to execute, deliver and perform its respective obligations under the Underwriting Agreement and the 2020 Agreements;

(p)

that the Offering Shares will be duly registered in the names of the persons who subscribe for or purchase the Offering Shares in the Register of Members of the Company, or in the name of the Depository Trust Company or its nominee, as the case may be, and the certificates for the Offering Shares will be duly issued and delivered;

(q)	with respect to the Offering Shares, that:

(i)	the Registration Statement, as supplemented by the Prospectus Supplement, will remain effective at the time of issuance of the Company Shares and sale of the Offering Shares thereunder;

(ii)

that there are no agreements, documents, arrangements or transactions to which the Company or the Selling Shareholder is a party that may in any way prohibit or restrict the issuance of the Company Shares or sale of the Offering Shares;

(iii)	such Offering Shares will be offered and sold in compliance with applicable federal laws of the United States of America and state securities laws; and

(iv)

as set out in the Registration Statement and the Prospectus Supplement, the offer and sale of the Offering Shares in Singapore will be made only in accordance with the applicable provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”) (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA;

(r)

with respect to the Selling Shareholder Shares, that such shares are shares in the capital of the Company that were either issued to Sunpower on 15 July 2020 in accordance with the terms of the 2020 Agreements or issued to Sunpower on 21 August 2020 in connection with a bonus issuance of shares authorized under the Board Resolutions dated 21 August 2020;

(s)

that the Underwriting Agreement has been duly executed and delivered by each of the parties thereto, is governed by and construed in accordance with the laws of the State of New York and constitutes a legal, valid, binding and enforceable obligation of each party thereto under the laws of the State of New York and all other applicable laws;

19 May 2023

(t)

that each of the 2020 Agreements has been duly executed and delivered by each of the parties thereto, is governed by and construed in accordance with the laws of Singapore and constitutes a legal, valid, binding and enforceable obligation of each party thereto under the laws of Singapore and all other applicable laws;

(u)

in respect of the Underwriting Agreement, that the Registration Statement and the Prospectus Supplement, all matters concerning the laws of the United States of America and all other relevant jurisdictions (other than in Singapore in respect of the matters set out in paragraph 8 of this opinion) shall have been duly complied with;

(v)

in respect of the 2020 Agreements, that all matters concerning the laws of the United States of America and all other relevant jurisdictions (other than in Singapore in respect of the matters set out in paragraph 8 of this opinion) shall have been duly complied with;

(w)

that none of the Registration Statement, the Prospectus Supplement, the Underwriting Agreement, the 2020 Agreements or any of the transactions contemplated respectively thereunder constituted, constitutes or will constitute a sham;

(x)

that all consents, approvals, notices, filings, publications and registrations that are necessary under any applicable laws or regulations and all other requirements for the legality, validity and enforceability of the Underwriting Agreement and each of the 2020 Agreements (other than necessary under the laws and regulations of Singapore in respect of the matters set out in paragraph 8 of this opinion) in order to permit the execution, delivery or performance of the Underwriting Agreement or each of the 2020 Agreements, respectively, or to protect or preserve any of the interests (whether by way of security or otherwise) created by Underwriting Agreement or the 2020 Agreements, respectively, have been (and have not been withdrawn) or will be made or obtained within the period permitted by such laws or regulations and will remain in full force and effect, and that any conditions to which they are subject have been (or will be) satisfied;

(y)

that all acts, conditions or things required to be fulfilled, performed or effected in connection with the Underwriting Agreement and the 2020 Agreements under the laws of any jurisdiction (other than necessary under the laws and regulations of Singapore in respect of the matters set out in paragraph 8 of this opinion) have been or will be duly fulfilled, performed and complied with;

(z)

that the execution of each of the Underwriting Agreement and the 2020 Agreements and the performance of the obligations under the Underwriting Agreement and each of the 2020 Agreement did not, does not, and will not conflict with, be contrary to or breach any contractual or other obligations binding on the parties to the Underwriting Agreement or the 2020 Agreements (as applicable), including under any agreements or instruments to which such parties are party;

19 May 2023

(aa)

that no foreign law is relevant to or affects the opinions expressed, or conclusions stated in this opinion and the opinion expressed in paragraph 8 below will not be affected by any law or public policy of any jurisdiction outside Singapore, and insofar as the laws of any jurisdiction outside Singapore may be relevant, such laws have been or will be complied with;

(bb)

the Company was not, at the time of entering into the Underwriting Agreement, and will not be, at the time of the issuance of Company Shares, insolvent or otherwise unable to pay its debts within the meaning of Section 125(2) of the Insolvency, Restructuring and Dissolution Act 2018 (the “IRDA”) (for which purpose account is to be taken of its contingent and prospective liabilities) and has not and will not become so insolvent or otherwise unable to pay its debts in consequence of its entry into or its performance of its obligations under the Underwriting Agreement;

(cc)

the Company was not, at the time of entering into each of the 2020 Agreements and at the time of the issuance of the Selling Shareholder Shares, insolvent or otherwise unable to pay its debts within the meaning of Section 125(2) of IRDA (for which purpose account is to be taken of its contingent and prospective liabilities) and has not become so insolvent or otherwise unable to pay its debts in consequence of its entry into or its performance of its obligations under the relevant 2020 Agreement;

(dd)

that no transaction in connection with or contemplated by the Underwriting Agreement or the 2020 Agreements constituted or constitutes a transaction at an undervalue, an unfair preference or an extortionate credit transaction within the meaning of within the meaning of Sections 224, 225, 228, 238, 239 and 438 respectively of the IRDA;

(ee)

no party to the Underwriting Agreement or a 2020 Agreement was (at the time of its execution and the performance of such party’s obligations thereunder), is, or will be, engaging in misleading, deceptive or unconscionable conduct or seeking to conduct any relevant transaction or any associated activity in a manner or for a purpose not evidence on the face of the Underwriting Agreement or the 2020 Agreements (as applicable) which might render the Underwriting Agreement or a 2020 Agreement or any transaction contemplated thereby or any associated activity illegal, void or voidable, and there have been and are no dealings between the parties that affect or have any implications for the opinions expressed herein;

(ff)	that the performance by each party to the Underwriting Agreement and the 2020 Agreements of its obligations thereunder were and are private and commercial acts and no party:

(i)

is or was (at the time of its execution and the performance of such party’s obligations thereunder) entitled to claim immunity from suit, execution attachment or legal process in any proceedings taken in Singapore or any other jurisdiction in relation to the Underwriting Agreement or 2020 Agreements (as applicable); or

(ii)

has engaged, engages or proposes to engage in any industry, activity or business, or own any property or asset, that has caused, causes or would cause it to be subject to special legislation, regulation, orders, or decrees not applicable to companies or partnerships generally (including, without limitation, those regulations applicable only to banks, financial institutions, insurance companies, public utilities or investment companies);

19 May 2023

(gg)

that the choice of law and jurisdiction provisions relating to the Underwriting Agreement were made for bona fide purposes and are valid and binding under all relevant laws and that none of the opinions expressed below would be affected by any law or public policy of any jurisdiction other than Singapore;

(hh)

that the choice of law and jurisdiction provisions relating to each 2020 Agreement were made for bona fide purposes and are valid and binding under all relevant laws and that none of the opinions expressed below would be affected by any law or public policy of any jurisdiction;

(ii)	that the 2020 Share Issue Mandate had not expired, or been revoked or varied prior to the issuance of the Selling Shareholder Shares;

(jj)	the 2022 Share Issue Mandate has not expired or been revoked or varied prior to the issuance of the Company Shares;

(kk)

that all forms, returns, documents, instruments, exemptions or orders required to be lodged, filed, notified, advertised, recorded, registered or renewed with any governmental body or agency outside Singapore, at any time prior to, on or subsequent to the issue of the Offering Shares, for the issuance and sale of the Offering Shares, have been duly lodged, filed, notified, advertised, recorded, registered or renewed and that any conditions in relation to such lodgment, filing, notification, advertisement, recording, registration or renewal have been satisfied;

(ll)

that: (i) in respect of the issuance of the Selling Shareholder Shares, at the time of such issuance, no voluntary winding-up resolution had been passed by the Company, no petition or application had been presented or order made by a court in relation to the winding-up, dissolution, bankruptcy, administration or judicial management of or a compromise or arrangement for the Company, no documents had been filed with a court for the appointment of a receiver, manager, receiver and manager, trustee, administrator, judicial manager or similar officer in respect of the Company, no notice of intention to appoint a receiver, manager, receiver and manager, trustee, administrator, judicial manager or similar officer had been given in respect of the Company, and no liquidator, provisional liquidator, receiver, manager, receiver and manager, trustee, administrator, judicial manager or similar officer had been appointed in relation to the Company or any of its assets or revenues; and (ii) in respect of the issuance of the Company Shares and the sale of the Offering Shares, no voluntary winding-up resolution has been passed by the Company, no petition or application has been presented or order made by a court in relation to the winding-up, dissolution, bankruptcy, administration or judicial management of or a compromise or arrangement for the Company, no documents have been filed with a court for the appointment of a receiver, manager, receiver and manager, trustee, administrator, judicial manager or similar officer in respect of the Company, no notice of intention to appoint a receiver, manager, receiver and manager, trustee, administrator, judicial manager or similar officer has been given in respect of the Company, and no liquidator, provisional liquidator, receiver, manager, receiver and manager, trustee, administrator, judicial manager or similar officer has been appointed in relation to the Company or any of its assets or revenues, which, in any such case, has not been revealed by the Searches;

19 May 2023

(mm)

that, had equivalent searches to the Searches in respect of the calendar years 2019 and 2020 been conducted at the time of issuance of the Selling Shareholder Shares, the results of the such searches would have been identical to those of the Searches; and

(nn)

that the documents listed in paragraph 3 above contain all information which is relevant for the purposes of this opinion and there is no other agreement, undertaking, representation or warranty (oral or written) and no other arrangement (whether legally binding or not) or dealings between all or any of the parties or any other matter which renders such information inaccurate, incomplete or misleading or which would affect or have any implications for the opinions expressed herein.

8.

Based on the assumptions set out in paragraph 7 above and subject to the reservations, qualifications and observations set out in paragraph 9 below and any matters of fact not disclosed to us, we are of the opinion that: (a) the Company Shares, when paid for, issued, allotted and delivered by the Company in accordance with the Constitutional Documents and the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable and (b) the Selling Shareholder Shares, when issued, allotted and delivered by the Company in accordance with the Constitutional Documents and, where applicable, the terms of the 2020 Agreements, were validly issued, fully paid and non-assessable.

9.	The opinion set out in paragraph 8 above is subject to the following qualifications, reservations and observations:

(a)

We have not investigated or verified the accuracy or completeness of the facts and information, including any statements of foreign law, or the reasonableness of any assumptions, statements of opinion, intention or assumption, contained in the documents referred to in paragraph 3 of this opinion, nor have we attempted to determine whether any material fact has been omitted from such documents or whether particular events have in fact occurred. With respect to matters of fact material to this opinion, we have relied on the statements of the responsible officers of the Company and the Selling Shareholder.

(b)

For the Searches, we have relied on electronic searches of publicly available records and the records disclosed by such searches may not be complete or up to date. Any search conducted is at a fixed point of time and therefore will not reveal information filed with the relevant public registers immediately prior to, or after that date but not entered on the register. In particular, the Searches are not capable of revealing conclusively whether or not: (i) an application or winding up, dissolution, bankruptcy, provisional supervision, administration or judicial management order has been made or a resolution passed for the winding up of a company; (ii) a receiver, judicial manager, liquidator, administrator, administrative receiver, compulsory manager, provisional supervisor or other similar officer has been appointed; or (iii) an application has been presented to or made to, or an order has been made by, any competent court in Singapore for the Company to reorganize its affairs pursuant to a scheme of arrangement, since notice of these matters may not be filed with ACRA immediately and, when filed, may not be entered on the public database immediately. The Searches were conducted on 19 May 2023, at the respective times set out in paragraphs 3(f) and 3(g).

19 May 2023

(c)

For the purposes of this opinion, we have assumed that the term “non-assessable” (a term which has no recognised meaning under Singapore law) in relation to the Offering Shares means that holders of such shares, having fully paid up all amounts due on such shares (if any), are under no further personal liability to make payments to the Company or its creditors or contribute to the assets or liabilities of the Company in their capacities purely as holders of such shares.

(d)

Under Singapore law, holders of book-entry interests in the Offering Shares deposited with The Depository Trust Company will not be recognised as shareholders of the Company unless registered as such in the Register of Members of the Company.

(e)	We give no opinion on public international laws or on the rules of or promulgated under any treaty or by any treaty organisation (including those of Singapore).

(f)	We give no opinion as to tax.

(g)

We express no opinion as to the validity, binding effect or enforceability of any provision in the Underwriting Agreement or the 2020 Agreements or, as to the availability in Singapore of remedies which are available in other jurisdictions.

(h)

This opinion is strictly limited to matters stated in paragraph 8 of this opinion and is not to be construed as extending (by implication or otherwise) to all the documents listed in paragraph 3 of this opinion, or to any other matter or document in connection with, or referred to, contemplated by or incorporated by reference, in such documents.

10.

We hereby consent to the use of our opinion as herein set forth as an exhibit to the report on Form 6-K (the “Report on Form 6-K”) and to the use of our name under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not hereby admit and shall not be deemed to admit that we come within the category of persons whose consent is required under Sections 7 and 11 of the Act or to the rules and regulations of the Commission thereunder.

11.

This opinion is only for the benefit of the person to whom it is addressed, subject to the condition that such person accepts and acknowledges that this opinion may not be appropriate or sufficient for such person’s purposes, and is strictly limited to the matters stated in this opinion and is not to be read as extending by implication to any other matter in connection with the Offering, the Registration Statement, the Prospectus Supplement, the Underwriting Agreement or otherwise. Further, except for the filing of this opinion with the Commission as an exhibit to the Report on Form 6-K, this opinion is not to be circulated or disclosed to, or relied upon by, any other person (other than persons entitled to rely on it pursuant to applicable provisions of federal securities law in the United States of America, if any), nor is it to be used or relied upon for any other purpose, or quoted or referred to in any public document or filed with any governmental body or agency without our prior written consent.

19 May 2023

Yours faithfully,

/s/ Jones Day